Exhibit 99.1

News Release For immediate release Calgary, Alberta September 7, 2011 TSXV: OPC

OPTI Canada Announces Noteholder Approval of Master Plan

OPTI Canada Inc. (“OPTI” or the “Company”) announces that the Company’s Master Plan was approved by a majority of holders of the Company’s second lien notes, present in person or by proxy, collectively holding 99.97% of the principal amount of the notes that were voted at the Noteholders’ Meeting held earlier today.

This afternoon, OPTI intends to apply to the Court of Queen’s Bench of Alberta to obtain an order (the “Sanction Order”) to approve the Master Plan pursuant to the Companies’ Creditors Arrangement Act and the Canada Business Corporations Act. The Company intends to provide an update on the Sanction Order later today.

More information about OPTI’s Court proceedings, including the Sanction Order and the Master Plan, can be found on the Company's website at www.opticanada.com or on the website of the monitor, Ernst & Young Inc., at www.ey.com/ca/opti.

Company Information

Readers should refer to OPTI's current Annual Information Form, filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, as well as the Company's information circular in connection with the Master Plan filed on SEDAR, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies. Additional information relating to our Company can be found at www.sedar.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:

Krista Ostapovich, Investor Relations (403) 218-4705 ir@opticanada.com	OPTI Canada Inc. Suite 1600, 555 – 4th Avenue SW Calgary, Alberta, Canada T2P 3E7 (403) 249-9425